08031305



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 8511 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 03/01/07 (MM/DD/YY) AND ENDING 02/29/08 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST MUTUAL PLANNING CORP.

| OFFICIAL USE ONLY |
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| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7370 S. ORIOLE BLVD. #601C
(No. and Street)

DELRAY BEACH, FLORIDA, 33446
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT W. ZUCKER 561-392-5779
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name — if individual, state last, first, middle name)

1801 N. MILITARY TRAIL #160, BOCA RATON, FL 33431
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
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| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (8-89)

4/24/08

## OATH OR AFFIRMATION

I, HERBERT ABELOW swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MUTUAL PLANNING CORP., as of FEBRUARY 29, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Gloria Gorman
Commission #DD682804
Expires: JULY 23, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Gloria Gorman
Notary Public

Signature

President
Title
3/12/08

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2008 MAR 19 PM 1:55
SEC / MR

FIRST MUTUAL PLANNING CORP.
FINANCIAL STATEMENTS
FEBRUARY 29, 2008

FIRST MUTUAL PLANNING CORP.
CONTENTS

To the Stockholders and Board of Directors of:

FIRST MUTUAL PLANNING CORP.

We have audited the accompanying Balance Sheet of

FIRST MUTUAL PLANNING CORP.

as of February 29, 2008 and the related Statements of Income, Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

On our opinion the financial statements referred to above present fairly, in all material aspects, the financial position of the FIRST MUTUAL PLANNING CORP. at February 29, 2008 and results of operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Robert W. Zucker

Robert W. Zucker, C. P. A., P. A.

March 4, 2008

FIRST MUTUAL PLANNING CORP.
BALANCE SHEET
FEBRUARY 29, 2008

## ASSETS

| | | |
|---|---|---|
| Current Assets: | | |
| Cash & Cash Equivalents | $ 117,514 | |
| Total Current Assets | | $ 117,514 |
| Equipment: | | |
| Office Equipment | 7,291 | |
| Less Accumulated Depreciation | 7,291 | |
| Equipment-Net | | 0 |
| TOTAL ASSETS | | **$ 117,514** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities: | | |
| Accrued Expenses | $ 33,512 | |
| Total Current Liabilities | | $ 33,512 |
| Stockholder's Equity | | |
| Capital Stock | 2,000 | |
| Paid-in-Capital | 10,180 | |
| Retained Earnings | 71,822 | |
| Total Stockholder's Equity | | 84,002 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | **$ 117,514** |

See Accountant's Report Dated March 4, 2008

FIRST MUTUAL PLANNING CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED FEBRUARY 29, 20085

| | | |
|---|---|---|
| INCOME: | | |
| Commissions and Other Income | $ 107,335 | |
| Interest | 716 | |
| TOTAL INCOME | | $ 108,051 |
| EXPENSES: | | |
| Rent | 1,250 | |
| Telephone | 709 | |
| Insurance | 1,750 | |
| Regulatory Fees | 914 | |
| Computer Services | 700 | |
| Professional Fees | 3,550 | |
| TOTAL EXPENSES | | 8,873 |
| Net Before Provision for Income Taxes | | 99,178 |
| Provision for Income Taxes | | |
| Federal | 17,382 | |
| State | 12,379 | 29,761 |
| Net Income | | 69,417 |
| Retained Earnings March 1, 2007 | | 14,585 |
| RETAINED EARNINGS FEBRUARY 29, 2008 | | $ 84,002 |

See Accountant's Report Dated March 4, 2008

FIRST MUTUAL PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 29, 2008

| | | |
|---|---|---|
| Cash Provided By Operations | | $ 69,417 |
| Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities | | |
| Changes in Assets and Liabilities | | |
| Increase in: | | |
| Accrued Expenses | | 30,772 |
| Net Cash Provided by Operating Activities | | 100,189 |
| Net Increase in Cash and Cash Equivalents | | |
| Cash and Cash Equivalents Beginning of Year | | 17,325 |
| CASH AND CASH EQUIVALENTS END OF YEAR | $ | 117,514 |

See Accountant's Report Dated March 4, 2008



END